SEC# 82-2850

02 JUN 26 AM 11:18

02042115

WHITE KNIGHT RESOURCES LTD.

FINANCIAL STATEMENTS

MARCH 31, 2002

(UNAUDITED)

SUPPL

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

CONSOLIDATED STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

6/26

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEET
(Prepared by management without audit)
Canadian Funds

Schedule A
Statement 1

	March 31 2002	June 30, 2001
ASSETS		
Current		
Cash	$ 270,842	$ 596,417
Accounts receivable	2,298	2,602
Promissory note (Note 3)	79,197	75,441
Deposits and prepaid expenses	12,810	9,424
	365,147	683,884
Mineral properties (Note 4)	1,695,440	1,519,621
Deferred exploration costs (Note 5)	1,022,763	911,616
Reclamation bonds	244,630	232,600
Fixed assets (Note 6)	10,412	41,794
	$ 3,338,392	$ 3,389,515
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 11,812	$ 8,267
Due to related parties (Note 7)	78,869	42,354
	90,681	50,621
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	11,148,170	11,148,170
Deficit	(7,900,459)	(7,809,276)
	3,247,711	3,338,894
	$ 3,338,392	$ 3,389,515

On behalf of the Board:

"John M. Leask"
Director

"Megan M. Cameron-Jones"
Director

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Prepared by management without audit)
For the period ending March 31
Canadian Funds

Schedule A
Statement 2

	2002		2001	
	Quarter to Date	**Year to Date**	**Quarter to Date**	**Year to Date**
EXPENSES				
Audit	$	$ 11,150	$	$ 11,400
Amortization	937	2,797	5,292	15,800
Banking charges and interest	190	708	534	1,393
Consulting and technical	10,803	35,641	31,588	93,787
General corporate expenses	5,033	8,229	15,630	28,239
Investor relations and shareholder information	66	6,656	352	10,627
Legal	140	4,017	4,905	10,137
Management fees	12,000	36,000	12,000	36,000
Rent	2,956	8,868	4,070	16,317
Telephone	1,412	5,700	3,691	12,310
Transfer agent and listing fees	3,389	8,773	2,310	5,149
Travel and entertainment	340	2,821	915	1,400
Wages and benefits			62,149	121,018
LOSS BEFORE UNDER-NOTED ITEMS	**37,266**	**131,360**	**143,436**	**363,577**
Write-off of property costs				6,000
Interest	(3,418)	(15,309)	(11,254)	(46,200)
Loss (gain) on foreign exchange	(1,078)	(40,671)	(39,654)	(51,298)
Option payments received (net)	(298)	(45,200)	31,476	(148,761)
Gain on disposal of assets	(34)	(27,252)		
Write-off of exploration costs	27,060	88,255	51	55,336
LOSS FOR THE PERIOD	59,498	91,183	124,055	178,654
DEFICIT, BEGINNING OF PERIOD	7,840,961	7,809,276	7,221,289	7,166,690
DEFICIT, END OF PERIOD	**7,900,459**	**7,900,459**	**$ 7,345,344**	**$ 7,345,344**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd. **Schedule A**
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION Statement 3
(Prepared by management without audit)
For the period ending March 31
Canadian Funds

		2002		2001	
		Quarter to Date	**Year to Date**	**Quarter to Date**	**Year to Date**
Cash Resources Provided by (Used in)					
Operating Activities	Loss for the period	$ (59,498)	$ (91,183)	$ (124,055)	$ (178,654)
	Amortization	937	2,797	5,292	15,800
	Write-off of property costs				6,000
	Write-off of exploration costs	27,060	88,255	51	55,336
	Changes in non-cash working capital				
	Decrease (increase) in accounts receivable	75	304	168,442	(69,876)
	Increase in deposits and prepaid expenses	(3,516)	(3,386)	(2,470)	(381)
	Increase (decrease) in a/p and accr. liabilities	3,841	3,545	(72,716)	(220,855)
	Increase (decrease) in due to related parties	16,896	36,515	(5,073)	(10,861)
		(14,205)	36,847	(30,529)	(403,491)
Investing Activities	Acquisition of mineral properties	(3,699)	(175,819)	(15,605)	(107,312)
	Exploration and development costs	(79,005)	(199,402)	(12,004)	(79,397)
	Fixed assets		28,585		
	Promissory note	(70)	(3,756)		
	Reclamation bonds	210)	(12,030)	(11,520)	(14,355)
		(82,984)	(362,422)	(39,129)	(201,064)
Financing Activities Issuance of Share Capital					
Net Decrease in Cash		(97,189)	(325,575)	(69,658)	(604,555)
Cash – Beginning of Period		368,031	596,417	568,677	1,103,574
Cash – End of Period		**270,842**	**270,842**	**499,019**	**499,019**

The accompanying notes are an integral part of these financial statements.

White Knight Resources Ltd.
Notes to Financial Statements
(Prepared by management without audit)
For the period ending March 31, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. These financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has working capital of $274,466 at March 31, 2002 and accumulated losses of $7,900,459. Its ability to continue as a going concern is dependent upon the continued support of the related parties, the discovery of economically recoverable reserves, the ability of the Company to raise equity financing and the attainment of profitable operations. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, White Knight Gold (U.S.) Inc. ("White Knight Gold"), CUN Minerals Inc., and Quito Gold Corp. All significant inter-company balances and transactions have been eliminated upon consolidation.

Mineral properties and deferred exploration costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold or abandoned. The carrying values of properties are subject to continuous review.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs incurred to date and are not intended to reflect present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Foreign currency translation

Financial statements of the Company's foreign subsidiaries are translated using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities and transactions are included in earnings.

Income taxes

Effective January 1, 2000, the company has retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Stock-based compensation

The Company grants stock options as described in Note 8. No compensation expense is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

Capital assets and amortization

Capital assets are recorded at cost and amortization is calculated at the following rates per annum using the declining-balance method:

Vehicles & equipment	30%
Office furnishings	20%

Comparative figures

Certain comparative figures have been adjusted to conform with the current period's presentation.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

3. PROMISSORY NOTE

The promissory note is payable by June 25, 2002, and bears interest at the rate of 5% per annum. The note is recoverable from an optionee as a result of exploration expenditures incurred on its behalf by the Company.

4. MINERAL PROPERTIES

	Balance at Jun 30/01	Additions To Mar 31/02	Recoveries to Mar 31/02	Write-offs to Mar 31/02	Balance at Mar 31/02
Nevada					
• Cabin Creek	$	$ 6,445	$	$	$ 6,445
• Cottonwood		13,385			13,385
• Gold Bar Horst		34,087			34,087
• Hunter		15,495			15,495
• Indian Ranch	95,730	13,342			109,072
• New Pass	346,009	23,906			369,915
• Quito	452,322	16,934			469,256
• Slaven Canyon		13,690			13,690
• Squaw Creek	343,060	36,855			379,915
Total Nevada	1,237,121	174,139			1,411,260
Canada					
• MGM	282,500	1,680			284,180
Total Canada	282,500	1,680			284,180
Total	$ 1,519,621	175,819	$	$	$ 1,695,440

6

Nevada Properties

Cabin Creek

The Company acquired the Cabin Creek property in October 2001 by staking.

Cottonwood

During the Fall of 2001, the Company staked 52 unpatented claims and then in February 2002 executed a Mining Lease Agreement on six adjacent unpatented claims. The terms of the agreement require the Company to pay an initial lease payment of US$1,000, successive annual lease payments totaling US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return of 4% on the sale of gold on production greater than 50,000 oz and less than 150,000 oz. On gold production less than 50,001 oz and greater than 150,000 oz, the Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$50,000.

Gold Bar Horst

The Company staked the Gold Bar Horst property in September 2001. The property comprises 127 unpatented claims located in Eureka County.

Hunter

In September 2001, the Company staked 46 unpatented claims; and then in February 2002, executed a Mining Lease Agreement on 2 adjacent unpatented claims. The terms of the Mining Lease Agreement require the Company to pay an initial lease payment of US$1,000 and 20,000 common shares of the Company, successive annual lease payments totaling US$12,000 and 80,000 common shares of the Company over the next four year period, and US$7,000 per year thereafter. The Lessor retains a Net Smelter Return with the royalty ranging between 1% for gold prices under US$350/oz to 2% for a gold price of US$500/oz or higher. The Company also has the option to purchase the claims and the royalty for US$75,000.

Indian Ranch

In 1994, the Company entered into a lease agreement for a 100% interest in 48 claims located in Eureka County, Nevada, by issuing 100,000 shares. The agreement is subject to a 6% net smelter return royalty payable to the lessee, which may be converted to a 3% net smelter return royalty and a 3% net profits interest by paying US$1,500,000. The Company holds an additional 559 claims within the area of interest.

In 1997, the Company entered into an option agreement with Chapleau Resources Ltd. ("Chapleau") which was subsequently amended. Pursuant to the terms of the agreement and the subsequent amendment, in June of 2001 Chapleau vested a 40% undivided interest in the property by making option payments totaling US$400,000 and incurring cumulative expenditures of US$1,500,000.

In 2001, the Company and Chapleau entered into an option agreement with Kennecott Exploration Company ("Kennecott") whereby Kennecott could earn a 60% interest in the property by making option payments and incurring cumulative expenditures. Kennecott terminated the option agreement in November 2001 and as a result, Chapleau's 40% vested interest reduced to a 25% unidivided interest in the property.

New Pass

In 1998, the Company purchased a 100% interest in the New Pass property from Quest USA Resources Inc. by making payments totaling US$165,000, subject to a 2.75% net smelter return royalty. In 2000, the Company purchased the 2.75% net smelter return royalty by issuing 100,000 common shares of its capital stock to the vendor. New Pass is comprised of 144 claims located in Churchill County.

Quito

In 1997, the Company acquired the Quito property, which consists of 102 claims, comprising 2,040 acres located in Lander County. Under the terms of an amended agreement with Meridian Minerals Company ("Meridian"), the Company can earn a 100% interest in the property by spending US$2,000,000 in exploration on the property by 2003. After the Company has earned a 100% interest, Meridian has a one time right to elect to earn back a 51% interest by spending the next US$3,000,000 on exploration on the property. If Meridian so elects, a joint venture will be created in which the Company and Meridian share 49% and 51%, respectively, of all expenses and revenues.

Slaven Canyon

The Company staked 51 unpatented claims located in Lander County in September 2001.

Squaw Creek

Since 1996, the Company has held a 100% interest in 222 claims located in Elko County which were acquired by staking.

British Columbia Properties

MGM

Pursant to an option agreement, the Company has earned a 50% interest in 6 mineral claims in the Golden Mining Division. The Company has made cash payments totaling $225,000, net of third party option payments received by the Company from terminated agreements, and issued 150,000 common shares to date. The Company is required to issue 50,000 common shares upon the commencement of commercial production.

5. Deferred Exploration and Development Costs

EXPLORATION EXPENDITURES	Balance at Jun 30/01	Additions to Mar 31/02	Balance at Mar 31/02
By Type of Cost			
• Assays	$ 664,287	$ 1,551	$ 665,838
• Consulting	1,901,561	160,636	2,062,197
• Drafting & report preparation	358,241	9,798	368,039
• Drilling	2,753,845		2,753,845
• Field operations	582,349	24,975	607,324
• Reclamation	173,772		173,772
• Recording	80,079		80,079
• Supervision	355,487	692	356,179
• Surveys	310,115	3,758	313,873
• Transportation	91,287		91,287
• Trenching & site preparation	368,921		368,921
• Recovery	(4,886,208)	(2,008)	(4,888,216)
• Write-off	(1,842,120)	(88,255)	(1,930,375)
Total	$ 911,616	$ 111,147	$ 1,022,763

...Exploration Expenditures (continued)

		Balance at Jun 30/01	Additions To Mar 31/02	Recoveries to Mar 31/02	Write-offs to Mar 31/02	Balance at Mar 31/02
By Project						
Nevada						
•	Cabin Creek	$	$ 18,441	$	$	$ 18,441
•	Cottonwood		23,561			23,561
•	Gold Bar Horst		34,075			34,075
•	Hunter		16,110			16,110
•	Indian Ranch		3,670			3,670
•	New Pass	219,875	2,065			221,940
•	Quito	676,260	661			676,921
•	Slaven Canyon		12,564			12,564
•	Squaw Creek		2,009	(2,009)		
•	General Exploration		88,255		(88,255)	
Total Nevada		896,135	201,411	(2,009)	(88,255)	1,007,282
Canada						
•	MGM	15,481				15,481
Total Canada		15,481				15,481
TOTAL		$ 911,616	$ 201,411	$ (2,009)	$ (88,255)	$ 1,022,763

6. Fixed Assets

	Cost	Accumulated Amortization	Net Book Value Mar 31 2002	Net Book Value Mar 31 2001
Vehicles and equipment	$ 43,362	$ 35,843	$ 7,519	$ 49,217
Office equipment	9,204	6,311	2,893	7,374
	$ 52,566	$ 42,154	$ 10,412	$ 56,591

7. Related Parties

During the period ended March 31, 2002, the Company entered into the following transactions with related parties:

(a) Paid or accrued $ 36,000 (2001 - $36,000) in management fees to directors and officers of the Company and to companies controlled by directors of the Company..

(b) Paid or accrued $ NIL (2001 - $7,561) in administration fees to a company controlled by a director of the Company.

(c) Paid or accrued $88,812 (2001 - $190,284) in consulting fees to directors and officers of the Company

and to companies controlled by directors of the Company, of which $70,812 (2001 - $81,642) are included or written off to Deferred Exploration Costs.

At March 31, 2002, there is $78,869 (2001 - $46,024) payable to directors and officers of the Company and to companies controlled by directors of the Company. The amounts are unsecured and non-interest bearing.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

8. Share Capital

	Number of Shares	Amount
Authorized:		
100,000,000 common shares without par value		
Issued:		
Balance as at June 30, 2001	26,519,976	$ 11,148,170
Balance as at March 31, 2002	26,519,976	$ 11,148,170

As at March 31, 2002, warrants were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
3,708,132	$ 0.44	November 18 2002

As at March 31, 2002, director and employee stock options were outstanding enabling the holders to acquire the following number of shares:

Number of Shares	Exercise Price	Expiry Date
25,000	$ 0.10	October 6 2002
50,000	0.10	October 29 2002
637,500	0.10	January 13 2003
125,000	0.10	October 16 2003
50,000	0.10	March 16 2004
617,500	0.10	February 21 2005
1,055,000	0.10	May 14 2006
2,560,000		

In accordance with Canadian Venture Exchange policy, the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price or a discounted price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options
Balance at June 30, 2001	2,510,000
Additions to March 31, 2002	
Options granted	125,000
Options cancelled/expired	(75,000)
Options exercised	
Balance at March 31, 2002	2,560,000

9. Subsequent Events

(a) The Company issued 20,000 shares pursuant to a Mining Lease Agreement on the Hunter property.

(b) 300,000 incentive stock options at a price of $0.10 per share were exercised on May 23, 2002.

(c) On May 24, 2002, the Company entered into an Investor Relations Agreement with Gregory Thomas. The terms of the one year agreement provide that Mr. Thomas will receive $2,500 per month until the Company has closed an equity financing, and $6,000 per month thereafter for a total of 12 months. Mr. Thomas will also receive 400,000 incentive stock options priced at $0.22 per share for a two-year period. The stock option grant is subject to regulatory approval.

(d) On May 27, 2002, the Company announced that it had negotiated a private placement of up to 1,765,000 units priced at $0.17 per unit (the "Units"). Each Unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional share at $0.20 in the first year and $0.25 in the second year. The Company will also pay a 10% finders fee, payable in Units. The private placement and finders fee are both subject to regulatory approval.

White Knight Resources Ltd.

Third Quarter Report
Management's Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of the Company for the nine months ended March 31, 2002 and 2001 should be read in conjunction with the Consolidated Financial Statements and the related Notes for the nine months then ended.

All dollar amounts are in Canadian dollars.

White Knight Resources Ltd. is an exploration company active in finding and generating new mineral prospects. Such prospects then receive cursory geologic work by the Company at which point White Knight usually seeks a third party to further explore the projects. The Company's operations have been based in Nevada since 1993. During the period, the Company maintained its course by continuing to acquire gold prospects in north central Nevada, mostly by staking. In general, exploration activity in Nevada over the last 3 months has shown a marked increase due to improved gold prices. The following properties were all acquired during the last six months:

Cabin Creek Property

Cabin Creek consists of 24 unpatented claims acquired by staking. The claim block is located ¾ miles east of the Gold Pick Mine and 7 miles ENE of the Gold Bar Mine in the Southern Roberts Mountains, Eureka County, Nevada. Geologically the claims are underlain by an east-dipping fault-repeated section of Silurian Lone Mountain Dolomite overlain by Devonian Lower Plate limestones of the McColley Canyon Formation and Denay Formation. White Knight's claims cover a small portion of the Cabin Creek deposit (1.34 million tons @ 0.041 opt gold – 55,000 oz gold) and the South Cabin Creek mineralized area. Drill intercepts on White Knight's portion of the Cabin Creek deposit include:

Drillhole	Interval (feet)	Gold (opt)
92-41	70	0.058
SS-26	85	0.039
SS-19	90	0.057
SS-27	125	0.037
92-53	100	0.035

Other anomalous drill intercepts in the South Cabin Creek area include:

Drillhole	Interval (feet)	Gold (opt)
55-51	20	0.019
55-12	120	0.019
55-10	10	0.038
PD55-27	30	0.012

Cottonwood Property

The Company staked 52 unpatented claims located at the Headwaters of Cottonwood Creek in central Roberts Mountains, 5 miles northeast of the Gold Bar Mine and adjacent to the Gold Canyon Mine. The Company also executed a Mining Lease Agreement on 6 adjacent unpatented claims. The terms of the agreement require White Knight to pay an initial lease payment of US$1,000, successive annual lease payments totaling US$8,000 and 80,000 common shares of the Company over the next four year period, and US$5,000 per year thereafter. There is an underlying Net Smelter Return ranging from 1% to 4%.

The claims cover the intersection of a major NNW trending window-bounding fault and a belt of gold mineralization that extends over 5 miles from the Gold Pick deposit on the east, to the Gold Canyon deposit on the west. The Gold Canyon Mine lies only 1500 feet east of the Company's claims. Gold Canyon produced 41,000 ounces of gold from a

mineable reserve estimated at 2.5 million tons @ 0.056 opt (140,000 oz gold). A small deposit (approximately 30,000 oz gold) has been partially drilled off on the Cottonwood property at Pot Canyon which is still open for expansion in two directions. Some of the more significant intercepts from previous drilling at Pot Canyon include:

Interval (feet)	Gold (opt)
80	0.049
125	0.022
130	0.029

Gold Bar Horst Property

This property lies along the southwest flank of the Roberts Mountains, adjacent to the Gold Bar Mine. The Company staked 127 claims in 2 blocks adjacent to a small residual holding retained by Atlas Exploration covering the Gold Bar Mine and mill facility. The claims are staked over the projection of a NW trending horst (uplift) of Devonian Lower Plate carbonates which hosted the past producing Gold Bar deposit (4.36 million tons grading 0.086 opt gold). Gold mineralization on the White Knight claims is present under Quaternary gravels. A hundred foot thick intercept of jasperoid with anomalous gold values (up to 150ppm gold) was intersected in a previous drill campaign. Similar jasperoid occurs peripheral to the Gold Bar deposit.

Hunter Property

The Company staked 46 claims and executed a Mining Lease Agreement on two additional claims located in the southeastern Roberts Mountains, 3 miles southeast of the Gold Pick deposit and 8 miles east of the Gold Bar deposit. The terms of the agreement require White Knight to pay an initial lease payment of US$1,000 and 20,000 common shares of the Company, successive annual lease payments totaling US$12,000 and 80,000 common shares of the Company over the next four year period, and US$7,000 per year thereafter. A Net Smelter Return ranging between 1% and 2% is payable. Gold and toxic element enriched jasperoids are abundant over a one mile strike length of NNW trending fault swarm. The primary target is a drift covered area to the west and northwest where several gold bearing structures coalesce. Significant drill intercepts from previous drilling include:

Interval (feet)	Gold (opt)
45	0.045
20	0.031
15	0.044
25	0.021 with an additional 10 feet @ 0.031

Slaven Canyon Prospect

This property is located in the northern Shoshone Range, approximately 14 miles southeast of Battle Mountain and 3 miles southwest of Newmont's Mule Canyon Mine. The Company staked 51 claims which cover a drill defined gold resource of approximately 70,000 ounces (1.6 million tons @0.043 opt gold – calculated by Alta Gold). This pod of gold mineralization measures about 2,400 feet EW by 300 feet to 500 feet NS. Mineralization is open on the east and west ends and down dip. The resource is shallow, flat dipping and mostly oxide hosted in Upper Plate siliciclastic rocks. Select drill intercepts include:

Interval (feet)	Gold (opt)
60	0.059
35	0.096
60	0.052
100	0.049
40	0.050
45	0.063
25	0.083

A second area of gold mineralization occurs on the northern portion of the claims. The primary exploration target is a buried Carlin-type gold deposit in Lower-Plate carbonate rocks. Select drill hole intercepts from here include:

Interval (feet)	Gold (opt)
25	0.066
25	0.054
10	0.063

Liquidity

As at March 31, 2002, White Knight had working capital of $274,466. This is a decrease of $285,799 from working capital at March 31, 2001. These funds went towards ongoing operations in Nevada.

Operations

For the nine months ended March 31

Loss for the period decreased from $178,654 in 2001 to $91,183 in 2002. If the write-off of mineral property costs ($55,336 in 2001 and $88,255 in 2002) is excluded, the loss has decreased from $123,318 in 2001 to $2,928 in 2002. Write-off of mineral property costs in 2001 and 2002 consisted of general exploration costs in Nevada. The decrease after write-off of mineral property costs between 2001 and 2002 is primarily due to a reduction in staff.

Wages and consulting fees decreased from $214,805 in 2001 to $35,641 due to the reduction in personnel in 2002. Amortization expense decreased from $15,800 in 2001 to $2,797 in 2002 reflecting the disposal of vehicles. Rent expense decreased from $16,317 in 2001 to $8,868 in 2002 due to the Company closing its office in Idaho. Interest income decreased from $46,200 in 2001 to $15,309 in 2002 due to the decrease in short-term investments in 2002.

For the three months ended March 31

Loss for the period decreased from $124,055 in 2001 to $59,498 in 2002. If the write-off of mineral property costs ($51 in 2001 and $27,060 in 2002) is excluded, there was a loss of $124,004 in 2001 and a loss of $32,438 in 2002. The decrease in loss was again largely due to the reduction of staff and consulting services.

Wages and consulting fees decreased from $93,737 in 2001 to $10,803 in 2002 due to the reduction in personnel.

Investing and Financing

For the 9 months ended March 31

Total expenditures on Nevada properties increased from $79,397 in 2001 to $199,402 in 2002 reflecting the increased level of activity designed to generate new prospects.

For the 3 months ended March 31

Total expenditures on Nevada properties increased from $12,004 in 2001 to $79,004 in 2002.

Respectfully submitted,

"John M. Leask"

John M. Leask, P.Eng.
Chairman and President

CORPORATE INFORMATION

JOHN M. LEASK, P.Eng
Chairman & President
Vancouver, BC, Canada

MEGAN M. CAMERON-JONES
Director
Vancouver, BC, Canada

ART McQUADE
Corporate Secretary
Vancouver, BC, Canada

BRIAN D. EDGAR
Director
Vancouver, BC, Canada

ROBERT G. CUFFNEY
Vice-President, Exploration
Truckee, CA, USA

HEAD OFFICE
Suite 922, 510 West Hastings Street
Vancouver, BC, Canada
V6B 1L8

Tel: (604) 681-4462
Fax: (604) 681-0180
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

NEVADA OFFICE
#137, 4790 Caughlin Parkway
Reno, Nevada, USA
89509-0907

Tel: (775) 828-0379
Fax: (775) 828-0381

LEGAL COUNSEL
Catalyst Corporate Finance Lawyers
Vancouver, BC, Canada

TRANSFER AGENT
Pacific Corporate Trust Company
Vancouver, BC Canada

REGISTERED OFFICE
Suite 1400, 1055 West Hastings St.
Vancouver, BC, Canada
V6E 2E9

AUDITOR
Davidson & Company
Chartered Accountants
Vancouver, BC, Canada

CAPITALIZATION
Authorized:
100,000,000 Common shares
Issued as at April 30, 2002: 26,539,976

FINANCIAL INSTITUTION
Bank of Montreal
Vancouver, BC, Canada

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-C